

09056624 COMMISSION
~~Washington, D.C. 20549~~

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 66487

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** AND ENDING **12/31/08**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gyre Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

817 W. Peachtree Street NW, Suite 510

(No. and Street)

Atlanta   **GA**   **30308**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Alvarez   **(770) 263-7300**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC

(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350   **Atlanta**   **Georgia**   **30339**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Kyle E. Philipp__ , swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Gyre Securities, LLC__ , as

of __December 31__ , __2008__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

VIRGINIA EDWARDS
NOTARY PUBLIC
DeKALB COUNTY
STATE OF GEORGIA
My Commission Expires June 26, 2012

Notary Public

_____
Signature

_____
CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

GYRE SECURITIES, LLC
Financial Statements and Schedules
as of December 31, 2008
With
Report of Independent Auditor

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT AUDITORS

To the Member of
Gyre Securities, LLC:

We have audited the accompanying statement of financial condition of Gyre Securities, LLC, as of December 31, 2008 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gyre Securities, LLC as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubio CPA, PC

RUBIO CPA, PC

February 19, 2009
Atlanta, Georgia

GYRE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash and cash equivalents	$	49,325
Other assets		8,621
Total assets		57,946

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	1,725
Total liabilities		1,725
Member's Equity		56,221
Total liabilities and member's equity	$	57,946

The accompanying notes are an integral part of these financial statements.

GYRE SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Investment banking	$ 40,000
Total revenues	40,000
EXPENSES:	
Employee compensation and benefits	23,117
Occupancy	10,977
Communications	6,232
Other operating expenses	58,450
Total expenses	98,776
NET (LOSS)	$ (58,776)

The accompanying notes are an integral part of these financial statements.

GYRE SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (58,776)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Use of Premises and employees provided by member	58,241
Increase in other assets	(7,381)
Increase in accounts payable	225
NET CASH USED BY OPERATING ACTIVITIES	(7,691)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contribution from member	29,114
Collection of loan to member	23,276
CASH PROVIDED BY FINANCING ACTIVITIES	52,390
NET INCREASE IN CASH	44,699
CASH, at beginning of year	4,626
CASH, at end of year	$ 49,325
SUPPLEMENTAL INFORMATION:	
Capital contributions arising from use of premises and and employees of member	$ 58,241

The accompanying notes are an integral part of these financial statements.

GYRE SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

Balance,		
December 31, 2007	$	27,642
Member's contributions:		
Cash		29,114
Use of premises and employees		58,241
Net loss		(58,776)
Balance,		
December 31, 2008	$	56,221

The accompanying notes are an integral part of these financial statements.

CORPORATE ORGANIZATION AND BUSINESS

The Company was formed March 4, 2004 as Vision Fuel Capital, LLC. In January 2005 its name was changed to Gyre Securities, LLC.

The Company is subject to the regulations of the Securities and Exchange Commission, Financial Industry Regulatory Authority and the Securities Division of the state of Georgia.

The Company's primary business is investment banking and investment advisory services.

The Company is wholly owned by Gyre Capital, LLC "Parent".

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates: The preparation of financial statements requires the use of certain estimates by management in determining the entity's assets, liabilities, revenues and expenses.

Income Taxes: The Company is organized as a Limited Liability Company, taxable as a partnership. Therefore, all income, losses, and tax credits flow through and are taxed in the income tax returns of its member.

CASH AND CASH EQUIVALENTS

The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $47,600 which was $42,600 in excess of its required net capital of $5,000 and its ratio of aggregate undebtedness to net capital was .04 to 1.0.

RELATED PARTY TRANSACTIONS

Revenues during 2008 were earned from a single customer. The sole customer was unable to pay its receivable to the Company for $40,000 and offered an equity interest in the customer. The Parent paid the Company in full for its account receivable in exchange for the equity interest in the customer.

The Company operates from office facilities and utilizes personnel provided by its member pursuant to an Expense Sharing Agreement. Under the terms of the Expense Sharing Agreement the member allocates expenses it incurs to the Company according to the percentage of revenue the Company generates compared to its member. For the months that the Company does not generate revenue or the Company generates less than five percent of the total revenue, five percent of the expenses are allocated to the Company. During 2008, $58,241 of expenses allocable to the Company under the agreement were forgiven by the Parent and recorded as capital contributions in the accompanying financial statements.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NET LOSS

The Company had losses in 2008 and 2007 of approximately $58,776 and $18,980, respectively. The Company is dependent upon capital contributions from its Member for working capital and net capital. Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

CONCENTRATION

The investment banking revenue for 2008 was earned from a single transaction.

GYRE SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2008

COMPUTATION OF NET CAPITAL:

Total member's equity	$ 56,221
Less nonallowable assets	
Other assets	(8,621)
Net capital	$ 47,600

COMPUTATION OF AGGREGATE INDEBTEDNESS:

Aggregate indebtedness	$ 1,725

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required	$ 5,000

EXCESS NET CAPITAL	$ 42,600
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	3.6%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2008

There is no significant difference between net capital as reported in Form X-17A-5 and net capital as computed above.

GYRE SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2008

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i) of the rule and does not hold customers' funds or securities.

SCHEDULE III

RECONCILIATION PURSUANT TO
SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(d)4
DECEMBER 31, 2008

There are no significant differences between the computation of net capital included in these financial statements and the net capital computation included in the Company's December 31, 2008 unaudited Focus Report filing. Therefore, no reconciliation is necessary.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Board of Directors of
Gyre Securities, LLC:

In planning and performing our audit of the financial statements of Gyre Securities, LLC for the year ended December 31, 2008, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Gyre Securities, LLC that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve adequate internal control over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the year ended December 31, 2008 and this report does not effect our report thereon dated February 19, 2009.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 19, 2009
Atlanta, Georgia

RUBIO CPA, PC